SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras’s domestic oil production rises by 2% and company sets new one-day and monthly production records in the pre-salt

Rio de Janeiro, August 11, 2014 – Petróleo Brasileiro S.A - Petrobras announces that its domestic oil production rose by 2% from 2,008 thousand bpd in June to an average 2,049 thousand barrels/day (bpd) in July. As for total oil production operated by Petrobras domestically, which includes the share operated by the company for its partners, the historical monthly record of 2,152 thousand bpd was set in July.

Petrobras’s total domestic oil and natural gas production rose by 2.2% from 2,426 thousand boe in June to 2,479 thousand barrels of oil equivalent per day (boepd) in July. In addition, total domestic oil and natural gas production operated by Petrobras set a new historical record of 2,634 thousand boepd in July.

Production growth

The rise in production was largely due to the ramp-up of platforms P-58, which started-up in March at Parque das Baleias (northern Campos Basin), and P-62, which has been in operation since May at Roncador field (Campos Basin).

Moreover, significant contributions to production were made by the early July start-up of a new well connected to FPSO Cidade de Rio das Ostras, at Tartaruga field, Campos Basin, to conduct a Long Duration Test (LDT), as well as by the increased contribution of the LDT of FPSO Dynamic Producer, in Iara Oeste, Santos Basin pre-salt, beginning at the end of June. These tests will enable the company to collect important data for the final development of these areas.

Six new offshore wells began operating in July in the Santos and Campos basins, and along with them, 36 new wells have already come into operation in 2014. With the start-up of PLSV (Pipe Laying Support Vessel) Sapura Diamond, on July 4, and the arrival of five more units by the end of 2014, bringing the total to 19 vessels, the company’s capacity to interconnect new wells will be even greater.

New records in the pre-salt

In July, a new pre-salt monthly production record of 480 thousand bpd was set. On July 13, a new one-day production record of 546 thousand bpd was also set in the Santos and Campos basins pre-salt layer, exceeding the previous record of 520 thousand bpd set on June 24 by 5%. These volumes also include the share operated by Petrobras for its partners.

Note that, on July 10, FPSO Cidade de São Paulo, installed at Sapinhoá field, achieved its full production capacity of 120 thousand barrels per day with only four production wells. This outcome proves the excellent productivity of the reservoirs in this field. In addition, the Long Duration Test in the western part of the Iara Evaluation Plan, which began on June 21, continued in July with well RJS-706 by producing around 29 thousand barrels per day, confirming the area’s good productivity.

Planned maintenance shutdowns

In compliance with company planning, some platforms underwent planned maintenance shutdowns in July, resulting in the temporary interruption of an average 41 thousand bpd in production for the month. The units affected by the interruption in production were P-54, at Roncador field; P-43 and P-48, at Barracuda and Caratinga fields; P-57 and FPSO Capixaba, in Parque das Baleias; and FPSO Cidade de São Paulo, at Sapinhoá field, in the Santos Basin pre-salt region. All of these units have resumed normal operations.

The Operational Efficiency Increase Program (PROEF), launched in 2012, continues to show excellent results. In July, it contributed 91 thousand bpd in additional production for the Campos Basin and Rio de Janeiro Operation Units.

New platforms in 2014

New production systems will start-up throughout 2014 to ensure sustained growth of the production curve provided for in the 2014-2018 Petrobras Business and Management Plan.

In the second half platform P-61 will start-up at the Papa-Terra field (Campos Basin post-salt), which will be connected to the SS-88 semi-submersible Tender Assisted Drilling (TAD) platform. In addition, by the end of the year, FPSO Cidade de Mangaratiba will be installed at Lula field in the

Iracema Sul area, and FPSO Cidade de Ilhabela in northern Sapinhoá field, both are located in the Santos Basin pre-salt. Both platforms are expected to leave the shipyards bound to their respective locations within the coming weeks.

Natural gas production

In July, natural gas production rose by 2.9% from 66.4 million m³/d in the previous month to 68.3 million cubic meters of gas and represents the company’s third consecutive monthly gas production record. Gas production operated by Petrobras, which includes the share operated for its associate companies, also set a new historical record of 76,558 thousand m3/d.

The rate of utilization of the gas produced remained high in July at 94.3%. Note the historical record gas utilization of 99.5% for the Southern Exploration and Production Operations Unit (UO-Sul).

International production rose by 5.7% in July from previous month

In July, Petrobras’s production abroad rose by 6.2% to an average 219.7 thousand barrels of oil equivalent per day (boed) compared to 206.9 thousand boe in June.

In July, average oil production rose by 5.5% to 120.1 thousand bpd from 113.8 thousand bpd in June largely due to the resumption of full production in Nigeria, which had been affected in June on account of a planned and already completed intervention at the Akpo Field gas export pipeline.

Average natural gas production abroad rose by 6.9% to 16,921 thousand m³/d from 15,828 thousand m³/d in June. This rise is due to higher production at Lot 57, Kinteroni Field, Peru, caused by stronger demand for LNG exports.

Production reported to the ANP

In July 2014, the total production reported to Brazil’s National Petroleum, Natural Gas and Biofuels Agency (ANP) was 10,112,759 m³ of oil and 2,493,937 thousand m³ of gas. This production corresponds to the total production of the concessions where Petrobras is the operator. It does not include shale, NGL volumes and third parties’ production where Petrobras is not the operator.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.